WEB3 CORPORATION

6901 TPC Dr., Ste. 200

Orlando, Fl. 32822

Ms. Aisha Adegbuyi

Mr. Christian Windsor

United States Securities and Exchange Commission

Washington, D.C.

Re:	Web3 Corporation Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A Filed June 30, 2023 File No. 024-12064

Dear Ms. Adegbuyi and Mr. Windsor,

We are in receipt of your Comment Letter dated July 17, 2023 in the referenced matter. We hereby respond to same as follows:

Business, page 13

1.	Please disclose whether Celebrity Cigars or TestDrive Live has generated any revenue, and the amount of revenue generated during the past fiscal year and interim period, if any. Similarly, please disclose any operating profits for either Celebrity Cigars or TestDrive Live.

RESPONSE: WE HAVE AMENDED THE OFFERING DOCUMENT TO DISCLOSE THAT NEITHER CELEBRITY CIGARS, INC., NOR TESTDRIVE LIVE, INC. HAVE GENERATED ANY REVENUE OR PROFIT TO DATE.

2.	Please disclose the costs of acquiring Celebrity Cigars and TestDrive Live. To the extent that you purchased one or both of the businesses using your securities please disclose the number of shares issued, and the implied cost per share for your acquisition of either Celebrity Cigars or TestDrive Live.

RESPONSE: WE HAVE AMENDED THE OFFERING DOCUMENT TO DISCLOSE THAT NEITHER OF THESE ENTITIES WERE “ACQUIRED” AS ONGOING BUSINESSES, RATHER THE SHARES OF BOTH ENTITIES WERE ISSUED TO THE COMPANY AS A FOUNDING SHAREHOLDER OF THESE START UP BUSINESSES.

Description of Exhibits, page 42

3.	Please include the purchase contracts for your acquisition of Celebrity Cigars and TestDrive Live in your next post qualification amendment. Please see Item 17(6) of Form 1-A.

RESPONSE: PER OUR RESPONSE TO #2 ABOVE, THERE ARE NO ACQUISITION AGREEMENTS FOR THESE TRANSACTIONS AND WE HAVE DISCLOSED SAME IN OUR AMENDED OFFERING DOCUMENT.

General

In your Form 1-A you state that “[t]here are 6,217,500 shares that have been purchased and granted but none have been issued to date. Issuance is pending for all.” Please disclose how you plan to offer those shares given that you have disclosed that this offering consists of 1,000,000 shares of Class “A” common stock.

RESPONSE: WE HAVE AMENDED THE OFFERING DOCUMENT TO REFLECT THE TOTAL NUMBER OF SHARES AS 6,217,500, INCLUDING SHARES ISSUED TO OFFICERS AND DIRECTORS, SHARES SOLD IN THE ORIGINAL OFFERING AND THE 1,000,000 SHARES TO BE OFFERED UNDER THE FORM 1-A POS.

Respectfully Submitted,

Jim Byrd
Director and CFO